510 Burrard St, 3rd Floor
Date: May 16, 2017	Vancouver BC, V6C 3B9
www.computershare.com

To:    All Canadian Securities Regulatory Authorities

Subject: MERUS LABS INTERNATIONAL INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting

Record Date for Notice of Meeting :	June 01, 2017

Record Date for Voting (if applicable) :	June 01, 2017

Beneficial Ownership Determination Date :	June 01, 2017

Meeting Date :	July 10, 2017

Torys LLP,
Meeting Location (if available) :	79 Wellington St. W.,
TD South Tower, Suite 3300,
Toronto, Ontario, M5K 1N2

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON SHARES	59047R101	CA59047R1010

Sincerely,

Computershare
Agent for MERUS LABS INTERNATIONAL INC.